SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.  Not Applicable)*

Sanchez Computer Associates, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

(799702105)

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799702105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Sanchez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,616,864 shares (includes 225,675 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/02)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,616,864 shares (includes 225,675 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/02)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,864 shares (includes 225,675 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/02)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.6%

12.	Type of Reporting Person (See Instructions) INDIVIDUAL

Item 1.
	(a)	Name of Issuer Sanchez Computer Associates, Inc.
	(b)	Address of Issuer's Principal Executive Offices 40 Valley Stream Parkway Malvern, PA 19355

Item 2.
	(a)	Name of Person Filing Michael A. Sanchez
	(b)	Address of Principal Business Office or, if none, Residence 40 Valley Stream Parkway Malvern, PA 19355
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 799702105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,616,864 shares (includes 225,675 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/02)
(b) Percent of class: 13.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,616,864 shares (includes 225,675 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/02)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 3,616,864 shares (includes 225,675 shares that may be acquired upon exercise of options exercisable within 60 days of 12/31/02)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following.  N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Michael A. Sanchez
Signature
Michael A. Sanchez
Name/Title